

Mail Stop 3561

September 16, 2008

Gary S. Jacob, PhD
President and Acting Chief Executive Officer
Synergy Pharmaceuticals, Inc.
420 Lexington Avenue, Suite 1609
New York, New York 10170

> **Re:** **Synergy Pharmaceuticals, Inc.**
> **Item 4.01 Form 8-K**
> **Filed September 15, 2008**
> **File No. 333-131722**

Dear Dr. Jacob:

We have reviewed your filing and have the following comments. We have limited our review to Item 4.01 of the above-referenced filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Item 4.01 8-K Filed September 15, 2008

1. Please revise your disclosure in the second paragraph to state whether the reports of Baum & Company, P.A. on your financial statements for either of the past two years, as opposed to the past fiscal year, contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-B.

2. Please revise your disclosure in the second paragraph regarding the period during which there were no disagreements with your former accountants. This period

should include the two most recent fiscal years and the subsequent interim period preceding the resignation of Baum & Company on September 9, 2008. Refer to paragraph (a)(1)(iv) of Item 304 of Regulation S-B.

3. Please revise your disclosure in the fifth paragraph to specifically state that you did not consult with BDO during the two most recent fiscal years or subsequent interim period through the engagement of BDO on September 10, 2008 regarding either of the matters in items 1 and 2. Refer to paragraph (a)(2) of Item 304 of Regulation S-B.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information as an EDGAR correspondence file. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Gary S. Jacob, PhD
Synergy Pharmaceuticals, Inc.
September 16, 2008
Page 3

   If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief, at (202) 551-3344.

          Sincerely,

          Ta Tanisha Meadows
          Staff Accountant